November 18, 2014

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:  Larry Spirgel

Re:	Boingo Wireless, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 17, 2014
File No. 001-35155

Dear Mr.  Spirgel:

This letter responds to the comments set forth in the letter to Boingo Wireless, Inc. (the “Company”) dated November 4, 2014 from the staff (the “Staff”)  of the U.S. Securities and Exchange Commission (the “Commission”). For your convenience, we have repeated and numbered the comments from the November 4, 2014 letter in italicized, bold print, and the Company’s responses are provided below each comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, Advertising revenue, page 34

1.

Please tell us in detail the nature of your advertising revenues from sponsored access, promotional programs and online display advertising on your managed and operated networks and your partner networks. Please tell us if such advertising revenues are part of multiple element arrangements and if so, provide us with an analysis of your revenue recognition policy for such arrangements. In addition, tell us how you considered whether your advertising revenues should be recognized on a gross or net basis pursuant to ASC 605-45-45.

We generate advertising revenue primarily through display advertisements and sponsorship on our walled garden sign-in pages.  We do not have any other promotional programs that generate advertising revenues.  Display advertising revenue is determined based on the number of users who view an advertisement. For sponsorship advertising, a third party company will sponsor a  network session, which is defined as access to the Internet for a specified period of time, for the user if the user engages with the advertisement (e.g., watches an ad, downloads an app etc.). Sponsorship advertising revenue is determined based on the number of advertisements delivered or a predetermined flat fee for a specific time period. We recognize display and sponsorship advertising revenues as the revenues are earned (i.e., as the advertisements are viewed for display advertising and as the advertisements are delivered for sponsorship advertising).

Our advertising revenues are not part of multiple element arrangements.

Securities and Exchange Commission

November 18, 2014

We recognize advertising revenues on a gross basis in accordance with ASC 605-45-45.  Specifically:

•

We are the primary obligor in the arrangement and we perform all of the required services including working with the customer in the determination of service specifications. We are primarily responsible for advertisement sales, placement, advertisement serving technology, and monitoring for our networks. We contract directly with locations to secure the exclusive ad placement rights to the venue. We also contract directly with our customers and work with them throughout the entire ad campaign lifecycle.

•	We have full latitude in establishing the selling price with our customers.
•

We have general inventory risk. At many of our managed and operated location agreements we pay minimum guarantees to the locations regardless of whether or not we generate any revenues from our customers.

•

We maintain credit risk. We are required to remit our revenue share payments under our managed and operated location agreements based on gross revenues earned regardless of whether or not we have collected the revenues from our customers.

Results of Operations, pages 40-46

2.	Please quantify the changes in your results of operations attributable to your acquisitions.

We previously disclosed significant changes to revenue attributable to our acquisitions on pages 42 and 45; however, we are not able to separately disclose our costs and operating expenses attributable to our acquisitions of Cloud 9 Wireless, Inc. (“Cloud 9”) and Endeka Group, Inc. (“Endeka”) as these costs and operating expenses were fully integrated into our operating departments during the years ended December 31, 2012 and 2013, respectively.  As it relates to our acquisition of Electronic Media Systems, Inc. and Advanced Wireless Group, LLC (collectively, "AWG"), we have provided the changes in our results of operations for the year ended December 31, 2013 attributable to this acquisition as requested by the Staff in the section below. We will incorporate this disclosure in future filings as it relates to 2013; however, AWG has now been fully integrated into our operating departments and such quantification will not be available for the year ended December 31, 2014.

Depreciation and amortization expense, pages 40 and 41

Depreciation expense increased $0.1 million in 2013, as compared to 2012, due to our acquisition of AWG.

Network access, page 43

Network access costs increased $1.0 million in 2013, as compared to 2012, due to our acquisition of AWG.

Network operations, page 43

Network operations expenses increased $0.3 million in 2013, as compared to 2012, due to our acquisition of AWG.

Selling and marketing, page 43

Selling and marketing expenses increased $0.1 million in 2013, as compared to 2012, due to our acquisition of AWG.

Securities and Exchange Commission

November 18, 2014

General and administrative, page 43

General and administrative expenses increased $0.1 million in 2013, as compared to 2012, due to our acquisition of AWG.

Liquidity and Capital Resources, page 46

3.

Please tell us and disclose the nature of your contracts with the U.S. government, including whether they contain any cost-sharing arrangements. We note that you disclose that the majority of your capital expenditures are for the build out of your residential broadband and IPTV networks on military bases, but that you will not derive any direct benefit from them.

Our contracts with the U.S. government provide for us to build out residential broadband and IPTV networks for troops stationed on military bases. We assume all business risk and own responsibility and maintain title to all these residential broadband and IPTV networks and network infrastructure. We generally do not receive any reimbursements related to these network build outs, and are required to pay a specified percentage of the fees that we collect to the U.S. government (i.e., revenue sharing). We disclosed the fact that we expect to incur a significant amount of capital expenditures in 2014 related to the construction of these residential broadband and IPTV networks; however, we will not begin generating revenues from sales of residential broadband and IPTV services to the troops stationed on those military bases until after the network construction has been completed. We believe that our current disclosure is sufficient to highlight that the benefits of our contracts with the U.S. government will come later after the network build-outs are complete.

Notes to Financial Statements

Note 2. Summary of significant accounting policies

Revenue recognition, page F-15

4.	Refer to the fourth paragraph. Please tell us when your build-out fees paid upfront are recognized other than deferred and the basis for your accounting.

We recognize upfront build-out fees when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, our price to the buyer is fixed or determinable, and collectability is reasonably assured. We primarily install Wi-Fi and DAS networks at our managed and operated locations where we have long-term service contracts and recognize these upfront build-out fees ratably over the term of the estimated customer relationship period, once the build is complete. However, periodically we install and sell Wi-Fi and DAS networks to customers where we do not have service contracts or remaining obligations beyond the installation of those networks and recognize these upfront build-out fees for those projects when the installation work is completed and the network has been accepted by the customer.

Note 3. Acquisitions, pages F-21 through F-23

Note 8. Goodwill and intangibles, page F-29

5.

Please tell us and disclose where you have classified customer relationships in your table on page F-29. We note that you disclose existing airport and customer relationships obtained in the AWG and Endeka acquisitions with weighted average useful lives of 6.7 and 10.0 years, respectively, in Note 3. Please advise us if these relationships are part of ‘Venue contracts’ or a different category of intangible assets.

We did not clearly label the “Existing customer contracts and relationships” intangible assets in Note 3 as our contracts are with locations or venues, not customers. These intangible assets should be called “Existing contracts

Securities and Exchange Commission

November 18, 2014

and relationships”. These “Existing contracts and relationships” intangible assets are included in the category “Venue Contracts” in the table on page F-29.

6.	Please tell us how you determined the useful lives of the existing airport and customer contracts and relationships of 6.7 years and 10 years for the AWG and Endeka acquisitions, respectively.

The useful lives of the existing contracts and relationships of 6.7 years for AWG and 10 years for Endeka is based on the remaining duration of existing customer contracts, any optional extension of those contracts, and expected renewals of those contracts.  This is consistent with the duration of the expected cash flow derived from the contracts and relationships used in the models to value the related assets.

7.

Refer to the Endeka Group, Inc. disclosures on page F-23. Please tell us in detail how you determined the discount rate of 50.5% and 40.0% to 50.0% for the contingent consideration and intangible assets, respectively.

The intangible assets discount rate is based on the internal rate of return (IRR) derived by the business valuation (identical to the purchase price) and the projections of expected financial performance (i.e., the theoretical rate of return expected by an industry investor). This IRR is supported by a weighted average cost of capital (WACC) analysis for Endeka that is based on both the capital asset pricing model (CAPM) and venture capital rates of return studies. The IRR is estimated to be 50.5%. The discount rates applicable for the tangible and intangible assets are estimated and reconciled to the IRR/WACC through a weighted average required return on assets (WARRA) analysis. The discount rate applicable to the various intangible assets varied between 40% and 50% based on the perceived relative risk profile of each asset.

The contingent consideration discount rate (50.5%) represents the perceived risk of achieving the earn-out payments which we believe are similar to the risks associated with the business enterprise as a whole. Contingent consideration payments are tied to the revenue performance of specific contracts that reflect a significant portion of 2014 expected business revenue. Obtaining these revenues requires the receipt of the venue contracts, significant capital expenditures on infrastructure, the timely completion of the network build-outs, and the successful adoption of retail subscribers. These are risks that are commensurate with early stage venture capital expected rates of return.

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Securities and Exchange Commission

November 18, 2014

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission

November 18, 2014

Please contact me at telephone number (310) 586-4255 if you have any questions about this response letter.

Sincerely yours,

Boingo Wireless, Inc.

/s/ Peter Hovenier
Peter Hovenier
Chief Financial Officer

cc:Efren Medina, Esq.

Boingo Wireless, Inc.

Ilan Lovinsky, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP